                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                            Acres Gaming Incorporated
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    004936100
                                  ------------
                                 (CUSIP Number)

                                February 28, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 004936100
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1.   Name of reporting person: John and Jo Ann Acres 1995 Living Trust
     I.R.S. identification no. of above person:  I.R.S. Identification number is voluntarily withheld

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2.  Check the appropriate box if a member of a group:
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.   SEC use only


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4.   Citizenship or place of organization:  United States of America


--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power: 1,131,386 shares

--------------------------------------------------------------------------------
6.   Shared Voting Power:  -0- shares


--------------------------------------------------------------------------------
7.   Sole Dispositive Power: 1,131,386 shares


--------------------------------------------------------------------------------
8.   Shared Dispositive Power:  -0- shares


--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person:
                                                                1,131,386 shares

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares
     [ ]

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row (9):  12.2%


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12.  Type of Reporting person:  OO


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CUSIP No. 004936100
--------------------------------------------------------------------------------
1.   Name of reporting person: Jo Ann Acres
     I.R.S. identification no. of above person:  I.R.S. Identification number is voluntarily withheld

--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group:
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.   SEC use only


--------------------------------------------------------------------------------
4.   Citizenship or place of organization:  United States of America


--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power:  -0- shares

--------------------------------------------------------------------------------
6.   Shared Voting Power:  1,131,386 shares


--------------------------------------------------------------------------------
7.   Sole Dispositive Power: -0- shares


--------------------------------------------------------------------------------
8.   Shared Dispositive Power:  1,131,386 shares


--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person:
                                                               1,131,386 shares

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares
       [X]

     Does not include 102,144 shares held by the Reporting Person's child and by another as custodian for the Reporting Person's child. The Reporting Person disclaims beneficial ownership of said shares.

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row (9): 12.2%


--------------------------------------------------------------------------------
12.  Type of Reporting person:  IN


--------------------------------------------------------------------------------


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CUSIP No. 004936100
--------------------------------------------------------------------------------
1.   Name of reporting person: John F. Acres
     I.R.S. identification no. of above person: I.R.S. Identification number is voluntarily withheld

--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group:
    (a) [X]
    (b) [ ]
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization:  United States of America

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power: -0- shares

--------------------------------------------------------------------------------
6.   Shared Voting Power:  1,131,386 shares


--------------------------------------------------------------------------------
7.   Sole Dispositive Power: -0- shares


--------------------------------------------------------------------------------
8.   Shared Dispositive Power:  1,131,386 shares


--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person:
                                                                1,131,386 shares

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares
     [X]

     Excludes 102,144 shares held by the Reporting Person's child and by another as custodian for the Reporting Person's child. The Reporting Person disclaims beneficial ownership of said shares.

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row (9):  12.2%


--------------------------------------------------------------------------------
12.  Type of Reporting person:  IN


--------------------------------------------------------------------------------


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Item 1. (a)  Name of Issuer:  Acres Gaming Incorporated

        (b)  Address of Issuer's Principal Executive Offices:
                              7115 Amigo Street, Suite 150, Las Vegas, NV 89119

Item 2. (a)  Name of Person Filing:
             John F. Acres and Jo Ann Acres as trustees for the John and Jo Ann Acres 1995 Living Trust

        (b)  Address of Principal Business Office or, if none, Residence:
             4386 NW Crescent Valley Drive, Corvallis, Oregon 97330

        (c)  Citizenship:  United States of America

        (d)  Title of Class of Securities: Common Stock, $.01 par value

        (e)  Cusip Number:  004936100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)    [ ]    Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

      (b)    [ ]    Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

      (c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

      (d)    [ ]    Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)    [ ]    An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

      (f)    [ ]    An employee benefit plan or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F);

      (g)    [ ]    A parent holding company or control person in accordance
                    with Section 240.13d-1(b)(1)(ii)(G);

      (h)    [ ]    A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)    [ ]    A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

      (j)    [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

        Not Applicable

Item 4. Ownership.

      (a)  Amount Beneficially Owned:  1,131,386*

      (b)  Percent of Class:  12.2%*

      (c) Number of shares as to which such person has:
          (1) sole power to vote or to direct the vote:  -0- shares*

          (2) shared power to vote or to direct the vote:  1,131,386* shares

          (3) sole power to dispose or to direct the disposition of: -0- shares*

          (4) shared power to dispose or to direct the disposition of:
                                                               1,131,386* shares


        *Consists of shares held by the John and Jo Ann Acres 1995 Living Trust of which John F. Acres and Jo Ann Acres act as trustees. Excludes 102,144 shares held by the Reporting Persons' child and by another as custodian for the Reporting Persons' child for which the Reporting Persons disclaim beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable.

Item 6.  Ownership of More than Five/Ten Percent on Behalf of Another Person:
                                                                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                                                                 Not applicable.

Item 8.  Identification and Classification of Members of the Group:
                                                                   see Exhibit A

Item 9.  Notice of Dissolution of Group: Not applicable.

Item 10. Certification: Not applicable.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    Dated:       March 11, 2002

                    Signature:   JOHN AND JO ANN ACRES 1995 LIVING TRUST
                    Name/Title:  by /s/ John F. Acres, its Trustee by Patrick W.
                                 Cavanaugh, Attorney in Fact (1)

                    Signature:   /s/ John F. Acres

                    Name/Title:  John F. Acres by Patrick W.
                                 Cavanaugh, Attorney in Fact (1)

                    Signature:   /s/ Jo Ann Acres

                    Name/Title:  Jo Ann Acres by Patrick W. Cavanaugh,
                                 Attorney in Fact (2)


(1) Power of Attorney

I, /s/John F. Acres, hereby make, constitute, and appoint Floyd W. Glisson and Patrick W. Cavanaugh, or either of them acting alone, with full power of substitution and revocation, my true and lawful attorney, to prepare for me, execute in my name, and file with the Securities and Exchange Commission reports of my beneficial ownership of shares of common stock of Acres Gaming Incorporated, giving said attorney full power and authority to take all necessary action in connection therewith, as fully as I could do if personally present, and I hereby ratify and confirm all that said attorney or his substitute or substitutes shall lawfully do or cause to be done for me and in my name by virtue of this Power of Attorney.

(2) Power of Attorney

I, /s/Jo Ann Acres, hereby make, constitute, and appoint Floyd W. Glisson and Patrick W. Cavanaugh, or either of them acting alone, with full power of substitution and revocation, my true and lawful attorney, to prepare for me, execute in my name, and file with the Securities and Exchange Commission reports of my beneficial ownership of shares of common stock of Acres Gaming Incorporated, giving said attorney full power and authority to take all necessary action in connection therewith, as fully as I could do if personally present, and I hereby ratify and confirm all that said attorney or his substitute or substitutes shall lawfully do or cause to be done for me and in my name by virtue of this Power of Attorney.


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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1 of the Act, the amended statement dated March 8, 2002, containing the information required by Schedule 13G, for the shares of Acres Gaming Incorporated held by them.

                   Date:        March 11, 2002
                   Signature:   /s/ John F. Acres
                                -----------------------------------
                   Name/Title:  John F. Acres by Patrick W. Cavanaugh,
                                Attorney in Fact

                   Signature:   /s/ Jo Ann Acres
                                -----------------------------------
                   Name/Title:  Jo Ann Acres by Patrick W. Cavanaugh,
                                Attorney in Fact

                   Signature:   JOHN AND JO ANN ACRES 1995 LIVING TRUST
                   Name/Title:  By: /s/ John F. Acres, its Trustee by Patrick W.
                                Cavanaugh, Attorney in Fact